FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 13, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY TO EXHIBIT AT NEW YORK CITY’S
SPA & RESORT/MEDICAL SPA EXPO AND CONFERENCE

May 13, 2005

The following was issued today by Robert Kramer, Director, Current  Technology Corporation (OTC Bulletin Board: CRTCF):

Peter Laitmon, Manager of US Operations for Current Technology ( www.current-technology.com), has announced that the CosmeticTrichoGenesis Mark 5 unit will make its formal introduction at the Spa & Resort/Medical Spa Expo and Conference at the Jacob Javits Convention Center in New York City on May 22nd and 23rd.  “We were fortunate that the timing of the Expo coincided with the opening of the New York Hair Loss Center on West 57th St., where Dr. Morris Westfried features the CosmeticTrichoGenesis Mark 5 as a means to improve the appearance of thinning hair.  As Dr. Westfried will be at the show on both the 22nd and 23rd, he along with executives from Current Technology will have the opportunity to meet with Spa and Medical Spa owners and managers as well as the Consumer and Trade press to discuss the growing concerns in how best to deal with the sensitive issue of thinning hair.”

“According to the Expo’s producer,” states CEO Robert Kramer, “over 5000 industry professionals attended the 2004 event and almost half of buyers made purchasing decisions of more than $100,000.  The Expo is a comprehensive marketplace designed exclusively for Metro New York’s spa/medical spa and salon industry and is a perfect venue for our CosmeticTrichoGenesis Mark 5”.

About Current Technology Corporation
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology Corporation holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design.

For further information, please contact:

CORPORATE:                                             INVESTOR RELATIONS:

Robert Kramer Richard Hannon
Current Technology Corporation                   Polestar Communications
1-800-661-4247                                              1-866-858-4100
604-684-2727

rkramer@current-technology.com